

03012365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52416

SEC MAIL RECEIVED
MAR 0 3 2003
WASHINGTON SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder 155

REPORT FOR THE PERIOD BEGINNING ___ 01-01-02 ___ AND ENDING ___ 12-31-02 ___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GLOBAL TRADING GROUP, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 HAZELWOOD DRIVE

(No. and Street)

WESTBURY,   NEW YORK   11590

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM SAVERY   516-334-8290

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN BOYD LEVYCHIN, LLP,

(Name — if individual, state last, first, middle name)

99 WALL STREET, NY,   NY   10005

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___WILLIAM SAVERY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___KAHN BOYD LEVYCHIN, LLP_____, as of ___DECEMBER 31_____, ___2002__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____

PRESIDENT

Title

Notary Public

DENNIS BALL
Notary Public, State of New York
No. 01BA6084721
Qualified in Nassau County
Commission Expires Dec. 16, 20__26__

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL TRADING GROUP, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2002

Contents



KAHN BOYD LEVYCHIN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Auditors' report

To the Board of Directors
Global Trading Group, Inc.
New York, New York

We have audited the accompanying balance sheet of Global Trading Group, Inc. as of December 31, 2002, and the related statements of operations, comprehensive income and accumulated other comprehensive income, changes in stockholder's equity, and cash flows, and the accompanying supplementary information contained, which is presented only for supplementary analysis purposes, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Trading Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn Boyd Levychin,
Certified Public Accountants

February 19, 2003

1

GLOBAL TRADING GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2002

Assets

Current assets		
Cash	$	2,132
Deferred taxes		22,495
Investments *(Note 1)*		41,700
Accounts receivable		2,998
Prepaid expenses		2,466
Loans receivable *(Note 2)*		2,800
Total current assets		**74,591**
Fixed assets		
Furniture and equipment		16,701
		16,701
Less: accumulated depreciation		9,605
Net fixed assets		**7,096**
Other assets		
Clearing deposit		25,000
Total other assets		**25,000**
Total assets	$	**106,687**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
BALANCE SHEET
FOR THE YEAR ENDED
DECEMBER 31, 2002

Liabilities and Stockholder's Equity

Current liabilities

Accounts and accrued expenses payable	$	4,637
Other loans payable *(Note 3)*		12,500
Officer's loan payable *(Note 4)*		63,950
Margin loan payable		3,195
Income taxes payable		455
Total current liabilities		**84,737**
Total liabilities		**84,737**

Stockholders' equity

Common stock *(20,000 shares $1 par value authorized, 100 shares issued and outstanding)*		100
Additional paid-in capital		72,400
Accumulated other comprehensive income		(3,481)
Accumulated deficit		(47,069)
Total stockholder's equity		**21,950**
Total liabilities and stockholder's equity	$	**106,687**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2002

Revenue		
Commissions	$	46,560
Total revenue		**46,560**
Operating expenses		
Clearing charges		18,972
Travel		9,967
Professional fees		9,825
Commissions		8,600
Telephone		6,020
Depreciation		4,563
Registration fees		3,108
Regulatory fees		2,006
Rent		2,000
Office expenses		1,685
Web design and internet expenses		1,360
Automobile expenses		950
Postage and delivery		662
Bank charges		629
Dues and subscriptions		562
Computer and network expenses		561
Insurance		350
Miscellaneous		204
Total operating expenses		**72,024**
Loss from operations		**(25,464)**
Interest income		448
Loss before provision for income taxes		**(25,016)**
Provision for income taxes		
Deferred		
Current		455
Total provision for income taxes		**455**
Net loss	$	**(25,471)**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF COMPREHENSIVE INCOME AND ACCUMULATED
OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2002

Net loss	$	(25,471)
Other comprehensive income		
Unrealized loss on investment securities available for sale		(3,481)
Total comprehensive income	$	**(28,952)**
Accumulated other comprehensive income, beginning	$	
Other comprehensive income		(3,481)
Accumulated other comprehensive income, ending	$	**(3,481)**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2002

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total stockholder's equity
Balance, beginning	$ 100	$ 72,400	$ (21,598)	$	$ 50,902
Net loss			(25,471)		(25,471)
Other comprehensive income				(3,481)	(3,481)
Balance, ending	$ 100	$ 72,400	$ (47,069)	$ (3,481)	$ 21,950

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2002

Cash flows from operating activities		
Net loss	$	(25,471)
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation		4,563
Changes in operating assets and liabilities		
Increase in accounts receivable		(2,540)
Decrease in prepaid expenses		613
Increase in accounts and accrued expenses payable		2,137
Net cash used by operating activities		**(20,698)**
Cash flows from investing activities		
Increase in investments		(45,181)
Net cash used by investing activities		**(45,181)**
Cash flows from financing activities		
Increase in loan receivable		(800)
Increase in loans payable		7,000
Increase in officer's loan payable		58,650
Increase in margin loan payable		3,195
Net cash provided by financing activities		**68,045**
Increase in cash and cash and cash equivalents		**2,166**
Cash and cash equivalents, beginning of year		(34)
Cash and cash equivalents, end of year	$	**2,132**

Supplementary disclosures of cash flow information
Cash paid during the year for:

Income taxes	$	455
Interest expenses		

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital

Total equity capital	$	21,950
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		12,362
Net capital before haircuts on securities positions		**9,588**
Haircuts on securities positions		500
	$	**9,088**

Aggregate indebtedness

Items included in the statement of financial condition		
Accrued expenses and other liabilities	$	7,832
	$	**7,832**

Ratio: aggregate indebtedness to net capital	1.16 to 1

Computation of basis net capital requirement

Minimum net capital required	$	5,000

Excess net capital at 100%	$	4,088

Reconciliation of December 31, 2002 audited computation of net capital and Company's unaudited December 31, 2002 Part IIA filing.

Unaudited December 31, 2002 net capital per December 31, 2002 Part IIA filing	$	5,611
Audit adjustments		3,477
Net capital	$	**9,088**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Global Trading Group, Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated in March 1999 in the State of New York.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated methods over the following estimated useful lives:

Description	Estimated useful life
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No. 109, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Comprehensive income reporting

The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income," which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

GLOBAL TRADING GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – INVESTMENTS

The company invests in various equities with the fair market value determined by the exchange price in the existing market. The following is the cost and market value at December 31, 2002.

Cost	$	45,181
Unrealized Loss		(3,481)
Market value	$	**41,700**

NOTE 2 – LOANS RECEIVABLE

Loans receivable represents an advance to an unrelated party. The amount is non-interest bearing and due on demand.

NOTE 3 – OTHER LOANS PAYABLE

Other loans payable represents advances from unrelated parties. The amounts are non-interest bearing and due on demand.

NOTE 4 – OFFICER'S LOANS PAYABLE

Officer's loans payable represents advances from William Savery, the Company's President. The amount is non-interest bearing and due on demand.

NOTE 5 – INCOME TAXES

The Company incurred no federal income tax expense for the year and utilized no tax carryforward losses. The Company incurred $455 of New York State and City income tax expense for the year.

The Company has a net operating loss carryover of $69,565 to offset future income tax. The net operating loss expires as follows:

December 31, 2019	$	9,854
2020		10,404
2021		23,834
2022		25,473

To the Board of Directors
Global Trading Group, Inc.
New York, New York

We have examined the financial statements of Global Trading Group, Inc. for the year ended December 31, 2002, and have issued our report therein dated February 19, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Global Trading Group, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Kahn Boyd Levychin,
Certified Public Accountants

February 19, 2003